UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,812,200(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,812,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,812,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i)  6,800,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health Inc. (“Greybrook Health”) and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust (as defined below), (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”) and (iii) an aggregate of 36,425,906 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to US$3,247,915.98 of subordinated convertible promissory notes (the “Subordinated Convertible Notes”).

(2) This percentage is calculated based upon 45,602,260 outstanding Common Shares of the Issuer as of April 8, 2024 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 26, 2024, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 36,425,906 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST (2015)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,812,200(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,812,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,812,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with Greybrook Health, the indirect subsidiary of The Vamvakas Family Trust (2015), as reported above.

(2) See note 2 for Greybrook Health, as reported above.

EXPLANATORY NOTE

This eighth amendment (this “Amendment No. 8”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health, a corporation formed under the laws of the Province of Ontario, Canada, and The Vamvakas Family Trust (2015), a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect the decrease in the beneficial ownership of Common Shares by the Reporting Persons resulting from an increase in the conversion price of the Subordinated Convertible Notes that are held by Greybrook Health. The Original Schedule 13D, as previously amended, is herein referred to as the “Existing Schedule 13D”. The Existing Schedule 13D, as amended by this Amendment No. 8, is herein referred to as this “Schedule 13D”.

Information and defined terms reported in the Existing Schedule 13D remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 8.

Item 2. Identity and Background.

Subordinated Convertible Notes

As of May 9, 2024, the Reporting Persons are deemed to beneficially own an aggregate of 36,425,906 Common Shares estimated to be issuable upon conversion of the US$3,245,421 principal amount of Subordinated Convertible Notes held by Greybrook Health. In accordance with the definition of “Conversion Price” in the Subordinated Note Purchase Agreement, Greybrook Health is entitled to a conversion price equal to 85% of the 30-Day VWAP immediately prior to the date of the applicable exercise of conversion rights; provided, that, in any event, the conversion price shall not be lower than $0.078 (as adjusted for any subdivision, combination or stock dividend) (the “Floor Price”). The 30-Day VWAP has been calculated to reflect the trading price of the Common Shares on OTCQB and accordingly, as of May 8, 2024, was $0.1049, 85% of which is equal to $0.0892 (the “Updated Conversion Price”), which is higher than the Floor Price and accordingly the Updated Conversion Price replaces the Floor Price as the applicable conversion price under the Subordinated Note Purchase Agreement. The conversion price of the Subordinated Convertible Notes will continue to increase and decrease alongside the Company’s 30-Day VWAP as per the definition of “Conversion Price” in the Subordinated Note Purchase Agreement. The increase of the conversion price to the Updated Conversion Price from the Floor Price has decreased the number of Common Shares into which the Subordinated Convertibles Notes are convertible by 2,150,722, resulting in the Reporting Persons beneficially owning 53.2% of the Common Shares as of May 9, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Existing Schedule 13D is hereby supplemented as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 43,812,200 Common Shares, constituting approximately 53.2% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 385,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants and (iii) an aggregate of 36,425,906 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes. The percentage of Common Shares of the Issuer is calculated based upon 45,602,260 outstanding Common Shares of the Issuer as of April 8, 2024 as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 26, 2024, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 36,425,906 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

(c) Other than the transactions described herein, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 of this Amendment No. 8 is hereby incorporated by reference into Item 6 of the Existing Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 9, 2024
GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director

THE VAMVAKAS FAMILY TRUST (2015)

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Trustee

	By:	/s/ Shawn Walsh
		Name:	Shawn Walsh
		Title:	Trustee